[FORETHOUGHT LOGO]

December 31, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-8629

Attention: Division of Investment Management

Re:	Forethought Life Insurance Company (“Registrant”)
Registration Statement on Form N-4 (“Registration Statement”)
Pre-Effective Amendment No. 2
File Nos. 333-182946 and 811-22726

Members of the Commission:

Pursuant to Rule 461 under the Securities Act of 1933, Forethought Life Insurance Company, hereby requests that the registration statement electronically filed via EDGAR on Form N-4 (File No. 333-182946) be accelerated and declared effective on December 31, 2012, or as soon thereafter as is reasonably practicable.

FORETHOUGHT LIFE INSURANCE COMPANY

By:	John A. Graf*	*By:	/s/ Mary L. Cavanaugh
	John A. Graf, President,		Attorney-in-fact
Chief Executive Officer

FORETHOUGHT DISTRIBUTORS, LLC

By:	/s/ David Lacusky
David Lacusky, President